February 26, 2015

Ms. Amanda Ravitz, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

> **Re:** **Buffalo Forklift Holdings, LLC**
> **Amendment No. 1 to Regulation A Offering Statement on Form 1-A**
> **Filed on February 2, 2015**
> **File No. 024-10435**

Dear Ms. Ravitz:

We are responding to the letter dated February 18, 2015 of Ms. Amanda Ravitz, Assistant Director, concerning Amendment No. 1 to the preliminary Regulation A Offering Statement on Form 1-A (the "Offering Statement") filed by Buffalo Forklift Holdings, LLC ("Buffalo Forklift" or the "Company") on February 2, 2015. We have reproduced your comments and the Company's responses below.

Amendment No. 2 to the Offering Statement of the Company was filed on February 26, 2015. For your convenience, enclosed with this letter is a hard copy of Amendment No. 2, was has been marked to show changes to the Offering Statement described herein.

Part 1 ~ Notification

Item 4. Jurisdictions, page iii

> *Comment #1:* *We note your response to prior comment 1. In considering whether Securities Exchange Act Rule 3a4-1 is applicable to your manager and officers, please tell us how you considered the sales of securities issued by Buffalo Forklift LLC in the last 12 months as reported in Item 3 of Part I of your Form 1-A.*

> Response #1 The issuing Release in July of 1985 announcing Rule 3a4-1 (Release No. 22172) describes the Rule as a "non-exclusive safe harbor from the broker-dealer registration provisions of the Act for certain associated persons of the issuer." For the reasons outlined below, we believe that (a) the conditions of the Rule have been met because the "associated persons" did not sell a "security" and that (b) if a security was sold, the associated persons nonetheless are not required to register as broker dealers. The 1985 Release

states that, "[T]he Commission recognizes that there may be other facts and circumstances that justify a conclusion that registration as a broker-dealer is not required even though all the conditions of the Rule have not been satisfied."

The Company reported the transactions of Buffalo Forklift LLC (the Company's affiliate) in Item 3 of Part 1 of the Form 1-A based upon practical advice from us – err on the side of disclosure. Disclosure is the over-arching goal of this process. Buffalo Forklift LLC entered into agreements with five third parties pursuant to which the Manager substantially acted as an agent for the purchase and sale of heavy lift equipment. We do not believe these transactions involved the offer or sale of a security primarily because the money was used to buy, and in some cases refurbish, individual pieces of equipment. Buffalo Forklift LLC was engaged to trade in the equipment on the owner's behalf. Because the third party was relying on Buffalo Forklift LLC for a profit from the transactions (an indicia of a security under the *Howey* test), we advised Buffalo Forklift LLC that the safer route was to meet the requirements of an offering exemption as if a security was involved.[1]

We believe that a reasonable interpretation of those transactions was that the principals of Buffalo Forklift LLC entered into one-on-one business transactions in the normal course and were offering trading and marketing services as opposed to securities.

If you disagree, we submit that the limited number of transactions over an extended period of time is significant. There were only five transactions from September, 2013 through March of 2014 and no transactions since March 22, 2014. The 1985 Release states that, "[H]istorically, the frequency with which persons engage in transactions in securities has been a factor in making a determination as to whether those persons are engaged in that business within the meaning of the statutory definition."

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[1]   The agreements were no different from any service agreement where the service provider is solely responsible for the outcome of the services. The third parties in the Buffalo Forklift LLC agreements were not buying an interest in a pool of assets and did not bear a risk of loss because the equipment (unlike an unregistered security) could readily be re-sold. These two factors were significant in Marine v. Weaver 455 U.S. 551, 102 S. Ct. 1220, 71 L. Ed. 2d 409 (1982), as was the concept that "a unique [profit-sharing] agreement, negotiated one-on-one by the parties" is not a security. In any securities transaction we can think of, the holder of the security liquidates by selling or cashing-in the security. In the Buffalo Forklift transactions, the third party liquidated by selling a forklift.

The Company and its affiliate, Buffalo Forklift LLC, have made a comprehensive effort to comply with the securities laws by filing a Form 1-A and submitting to a review. We respectfully request that this issue not delay the Company's offering of Units through its two principal officers when the Offering Statement is made effective.

Part II – Offering Circular

Comment #2: *Please revise your reference to the "Program Agreement" in the third paragraph on page 2 of your Offering Circular to make clear which agreement you are referring to.*

Response #2 The Company has revised its Offering Circular to delete the reference to the "Program Agreement" on page 2.

Reinvestment of Profits and Distributions, page 7

Comment #3: *Your disclosure that holders may change their distribution election by giving not less than 60 days written notice prior to January 1 of the fiscal year in which such election would take effect does not reconcile to Section 9.3(b) of the Operating Agreement, which indicates that such a change may be made by written notice not less than 60 days prior to the next distribution date following the period in which the notice is sent. Please advise or revise your disclosure accordingly.*

Response # 3 The Company has revised the Operating Agreement to reflect that the Unit Holders may change their distribution election by giving the Company not less than sixty (60) days written notice prior to January 1 of the fiscal year in which such election would take effect.

Transfer of Units, page 8

Comment #4: *Your disclosure that the Units are transferable subject to the consent of the Manager "not to be unreasonably withheld" does not reconcile to Section 10.1(a) of the Operating Agreement, which indicates that the Manager may give consent in its "sole and absolute discretion." Please advise or revise your disclosure accordingly. Please also revise to state that anyone seeking to transfer units may be required to obtain and deliver an opinion of counsel that the transfer complies with all applicable securities laws.*

Response #4   The Company has revised the Operating Agreement to clarify that the Units are transferable subject to the consent of the Manager in its sole discretion, such discretion to not be unreasonably withheld.

The Company has added the following statement to the Offering Circular: "Any transfer of a Unit shall be made only in compliance with all applicable securities laws and the Company may require the transferor to obtain and deliver to the Company an opinion of counsel (reasonably acceptable, as to both the opinion and the counsel, to the Company) that such proposed transfer so complies."

Risk Factors, page 8

Comment #5:   *Please add risk factor disclosure relating to the provisions in your LLC Company Agreement in Section 6.4 regarding constructive consent and in Section 12.3 regarding exclusive venue for disputes arising from the LLC agreement or the sale of units.*

Response # 5   The Company has added the following risk factors:

Deemed Consent

The Company's Operating Agreement contains the following provision.

"Under the Operating Agreement, and in accordance with Delaware law, in the event the Manager requires the consent of the Members in order to take action on behalf of the Company, it must first provide written notice of such action to the Members of the Company. Members who have not affirmatively objected in writing to any such proposed action within thirty (30) calendar days after the notice is mailed will be deemed to have consented to the proposed action set forth in the Manager's notice, meaning that the Manager may act without having received your affirmative consent on a given proposal."

As a result, in the event that you disagree with an action for which your consent has been requested, you must affirmatively object by giving the Manager a written notice. This provision may make it easier for the Manager to obtain the approval of the Unit Holders where such approval is contested because Unit Holders who do not pay attention or who miss the deadline are deemed to side with the Manager. This provision also assists the Manager to

kavinoky cook
LLP

obtain Unit Holder approval where obtaining the affirmative consent of the required Unit Holders is made difficult by lack of response.

Exclusive Venue for Disputes is in Erie County, New York

The Company's Operating Agreement contains the following provision.

"The Courts of the State of New York, located in Erie County, are the exclusive venue for any disputes arising from or related to this Agreement."

As a result, in the event of a dispute with the Company or its Manager, your exclusive venue for legal action would be through the courts located in Erie County, New York. This venue restriction may be inconvenient to you or impose greater cost than you might otherwise incur to pursue a legal action in your local court.

Financial Statements

General

Comment #6: *Please refer to our prior comment 21. We note your disclosure on page 6 indicates all adjustments necessary for a fair statement of results for any interim period have been, or will be, included. Please explain what you mean by the reference to adjustments 'will be' included. Please revise to provide representations consistent with the requirements of Item (2) of Part F/S of Form 1-A. Your representations should also indicate whether such adjustments are of a normal recurring nature.*

Response #6 The Company's statement that adjustments necessary for a fair statement of results "will be" included was intended to signal that such adjustments would be included going forward in subsequent financial statements of the Company which will be issued annually to Unit Holders. We have removed the "will be" reference as it is obviously confusing.

The following statement is included in the Company's financial statements: "It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. Any adjustment so included are of a normal, recurring nature."

Exhibit 4.2 – Form of Subscription Agreement

kavinoky cook
LLP

Comment #7: *We note your response to prior comment 26. The representations to be made by investors in paragraphs a, b, c, and e of Section 4 of the Subscription Agreement, however, do not appear to be appropriate for your offering given Section 14 of the Securities Act of 1933. Please revise your agreement to comply with that section.*

Response #7   While it is unclear to us how the referenced paragraphs bind an investor to waive a provision of the Securities Act or the rules promulgated thereunder, the Company has revised the Subscription Agreement to delete those paragraphs.

Comment #8: *The statement in section 1 of the Subscription Agreement that the minimum purchase is 25 Units does not reconcile to the disclosure in your Offering Circular which indicates that 10 Units is the minimum purchase. Please reconcile.*

Response # 8   The Company has revised the Subscription Agreement to reflect that the minimum purchase is twenty-five (25) Units.

Exhibit 11.1 – Legality Opinion

Comment #9: *We note your response to prior comment 28. The second paragraph of the opinion, however, continues to suggest that counsel has limited the universe of sources it consulted in rendering its opinion to the documents listed at the end of that paragraph. Please file an opinion which does not contain such limitation.*

Response #9   The legal opinion has been revised to omit the limitation language referenced in the comment.

In a separate certificate enclosed with this letter, the Company confirms its understanding that:

(i)   the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)   staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



(iii)   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Thank you.

Very truly yours,

KAVINOKY COOK LLP

Jonathan H. Gardner

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